

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2009

By Facsimile ((432) 683-8346) and U.S. Mail

Thomas W. Ortloff, Esq.
Lynch, Chappell & Alsup, P.C.
300 N. Marienfield, Suite 700
Midland, TX 79701

      Re: **Parallel Petroleum Corporation**
              Schedule 14D-9 filed September 24, 2009
              File No. 005-39822

Dear Mr. Ortloff:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

1.   We note that the bidders have negotiated new employment agreements with your Executive Officers and that those individuals will also receive funds from a signing bonus that they are required to invest, in part, in a Parent affiliate. Please provide us your detailed legal analysis explaining why you do not believe the transaction is subject to Rule 13e-3. Include in your analysis your determination of whether the new employment agreements are reasonable and customary. Also, please include in your response the analysis of the bidders on the same issue.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

2.   Please tell us why you need to qualify your disclosure "to the knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

3.   Please disclose the percentage of the signing bonus that each Executive Officer will be required to invest in Parent's affiliate and quantify the "certain additional equity interests" in such affiliate to be granted to the Executive Officers (page 6). Also, quantify the amount of the offer's consideration relating to options that each Executive Officer will invest in that Parent affiliate or provide a cross-reference to where such disclosure is included.

Item 4. The Solicitation or Recommendation – Background, page 12

4.   Please revise this section to describe in additional detail any and all contacts between the various parties with respect to the new employment agreements for, and future consideration to be given to, the Executive Officers.

5.   Quantify the per share amount of Company C's offer on September 9 and 11, 2009.

6.   Refer to the third paragraph on page 17. Clarify how the current transaction's price and structure were superior to Company C's offer.

Item 5. Person/Assets Retained, Employed – page 28

7.   Please provide disclosure regarding the engagement of Longnecker and Associates. Refer to Item 1009(a) of Regulation M-A.

Closing Information

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions